Exhibit 99.1

For Immediate Release	November 14, 2007

CHALLENGER ENERGY CORP. RELEASES THIRD QUARTER 2007 FINANCIAL RESULTS,

ANNOUNCES EQUITY FINANCING, AND REPORTS PROGRESS IN TRINIDAD DRILLING

CALGARY, ALBERTA, CANADA—(Marketwire — November 14, 2007) — Challenger Energy Corp. (“Challenger Energy”) (TSXV:CHQ)(AMEX:CHQ) is pleased to announce that: 1) equipment repairs on the Kan Tan IV drilling rig are near completion and, pending the testing of repaired equipment, Challenger Energy expects that drilling will commence on the final portion of the “Victory” well, the 8-1/2” hole section to a total depth of approximately 16,000 feet; 2) Challenger Energy has resolved to issue up to 1.9 million special warrants (“Special Warrants”) by way of private placement at a price of $1.80 per Special Warrant for gross proceeds of up to $3.4 million, each whole Special Warrant being exercisable, for no additional consideration,into one (1) common share (“Common Share”) in the capital of Challenger Energy; and 3) further, Challenger Energy is pleased to announce the release of its 2007 third quarter financial results.

THIRD QUARTER 2007 FINANCIAL RESULTS

As at September 30, 2007, Challenger Energy was debt free, working capital was Cdn. $1.6 million and cash on hand was Cdn. $2 million. As at September 30, 2007, Challenger Energy has funded Cdn. $16.0 million towards its exploration activities in Trinidad and Tobago. The “Management’s Discussion and Analysis” and financial statements for the period ended September 30, 2007 can be reviewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

EQUITY FINANCING

Proceeds from the offering will be used to fund Challenger Energy’s ongoing obligations in respect of its exploration program on Block 5(c) in Trinidad and general corporate purposes. Closing of the offering is expected to occur on or about November 19th, 2007 and is subject to all necessary regulatory and stock exchange approvals. The Special Warrants will be subject to a four month hold period from the date of closing of the private placement. The Common Shares issuable upon conversion of the Special Warrants, unless qualified for distribution pursuant to a prospectus on an earlier date, will be subject to a four month hold period from the date of closing of the private placement.

DRILLING IN TRINIDAD

Drilling commenced in June 2007 on Challenger Energy’s first exploration well (the “Victory” well) as part of a planned three well exploration program on Block 5(c) located approximately 60 miles off the southeast coast of Trinidad. The partners in the multi-well program are BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE: BG.L) and Canadian Superior Energy Inc. (TSX: SNG)(AMEX: SNG). After originally drilling to a depth of 16,621 feet, the Victory well has been successfully side-tracked, drilled, logged and cased to a depth of approximately 13,828 feet subsea. The planned total depth of the sidetracked well is approximately 16,000 feet. Drilling on the final section of the well is anticipated to be commenced this coming weekend with wireline logging results expected by the end of November 2007.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger Energy.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 — 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Dan MacDonald, CEO and President

Phone: (403) 503-8810

Fax: (403) 503-8811

www.chaenergy.ca

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This new release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities offered have not been and will not be registered under the U.S. Securities Act or any state securities laws and, therefore, may not be offered for sale in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws.